Exhibit 99.1

TOWER ONE WIRELESS RETAINS FORMER ERICSSON TELECOM SENIOR EXECUTIVE

March 27th, 2018 - Vancouver, BC, Canada - Tower One Wireless Corp (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces it has retained Mr. John Logiudice, a telecom senior executive with over 20 years of experience with Ericsson and Sprint-Nextel, to head its Tower Services division.

Mr. Logiudice will directly oversee the previously announced spin-out of Tower One’s tower services subsidiary consisting of over $17 million USD in 2017 revenue. With 33 self-preforming in-house tower service groups, Tower One’s services subsidiary has the knowledge, equipment and resources to facilitate every aspect of tower construction including 5G, small cell tower and Internet of Things (IOT) deployment, Fiber and Cell site construction and 5G network roll-out across the continental USA.

John Logiudice states: “I am excited to join the Tower One team at this pivotal time in the telecom industry with the upcoming and widespread implementation of the new 5G wireless networks across the United States. Tower One is well positioned to construct and deploy all aspects of the 5G networks, tapping into hundreds of billions of dollars in new economic activity with currently over 400,000,000 cellular subscribers in the US alone. The implementation of 5G will also bring transformative new IOT and Artificial Intelligence capabilities as well as empowering Big Data Analytics and Cloud based SAAS to American consumers and businesses.”

In addition to strengthening its tower services subsidiary, Tower One recently announced the completion of site acquisition for 80 new wireless tower sites in Argentina. The Company currently has under construction 15 towers in Argentina and has received multiple co-location applications in Colombia, hosting multiple carrier clients on a single wireless tower. Tower One’s current portfolio now consists of over 40 wireless towers in Colombia and Argentina and over 300 secured search rings for future tower construction bringing the Company’s total tower pipeline to over 350 towers.

Alejandro Ochoa, CEO of Tower One states: “Tower One has not only strengthened its Tower Services division by recently acquiring ProCell with over $17 million in 2017 revenue but also its management team with the addition of Mr. Logiudice to oversee its tower services spin-out. This spin-out will provide Tower One shareholders with additional equity exposure in the growing telecom services sector, while allowing Tower One’s management team to focus on its core business of providing cell towers to mobile network operators in Latin America. This business has seen strong growth, in Colombia and Argentina, along with new opportunities in Mexico.”

About Tower One Wireless Corp.

Tower One builds, owns, and leases its portfolio of wireless infrastructure assets to wireless carriers on long term contracts. Tower One is one of a few publicly traded small cap companies in the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history in the telecom and wireless infrastructure business. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America and Tower services throughout the USA.

On Behalf of the Board of Directors

Robert ‘Nick’ Horsley - Director

Robert Nick Horsley
nick@toweronewireless.com
(604) 559-8051

www.toweronewireless.com

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. There can be no assurance that the proposed Transaction will be completed or, if completed, will be successful.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, level of activity, performance or results to differ materially from those reflected in the forward-looking statements, including, without limitation: (i) that environmental laws and regulations may become more onerous; (ii) that the Company may not be able to raise additional funds when necessary; (iii) risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions with the business; (v) competition; (iv) the uncertainty of profitability based upon the Company’s history of losses; (xiii) risks related to environmental regulation and liability; (vi) risks associated with failure to maintain community acceptance, agreements and permissions (generally referred to as “social licence”); (vii) risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued operation and development of the Company’s projects; (viii) risks related to the outcome of legal actions; (ix) political and regulatory risks; (x) risks related to current global financial conditions; and (xi) other risks and uncertainties related to the Company’s prospects, assets and business strategy. Important factors that could cause actual results to differ materially from the Company’s expectations include, litigation, global economic climate, loss of key employees and consultants, additional funding requirements, changes in laws, competition, and failure of counterparties to perform their contractual obligations. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Investors are cautioned that forward-looking statements are not guarantees of future performance or events and, accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty of such statements.